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                           May 22, 2024

       William Heissenbuttel
       President and Chief Executive Officer
       Royal Gold, Inc.
       1144 15th Street, Suite 2500
       Denver, CO 80202

                                                        Re: Royal Gold, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            Response dated May
14, 2024
                                                            File No. 001-13357

       Dear William Heissenbuttel:

              We have reviewed your May 14, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2023

       Item 2. Properties, page 4

   1. We note your response to comment 1 and we reissue the comment. After considering your response we continue to
believe that the accommodations under Item 1303(a)(3) and
                                                        1304(a)(2) of
Regulation S-K for royalty and streaming companies permit the omission of information, including
mineral resources and mineral reserves, however the
                                                        accommodations do not
permit the substitution of mineral resources and mineral reserve prepared under other
mineral reporting regimes. Please revise to remove resources and reserves from your
filing that are not S-K 1300 compliant.
   2.                                                   Additionally please
provide additional context with respect to your ability to prepare a technical report
summary for a material property. For example, in response to comment 1, you maintain that
royalty and streaming companies typically do not have access to mining
 William Heissenbuttel
Royal Gold, Inc.
May 22, 2024
Page 2
         properties and cannot produce their own S-K 1300 compliant mineral resource and mineral reserve estimates. However, Exhibit 10.47 to your Form 10-K for the Fiscal Year
         Ended June 30, 2019 filed August 8, 2019 includes language on page 31 that appears to permit access to the property for the purpose of preparing a technical report.

         The language states, "Upon no less than ten Business Days    notice to
the Seller, and
         subject at all times to the workplace rules and supervision of the Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted at the Project, the Seller shall grant, or cause to be granted, to the
         Purchaser and its representatives and agents, at mutually agreeable times during normal
         business hours and at the Purchaser   s sole risk and expense, the
right to access the Project
         to monitor the Seller   s compliance with the terms and conditions of
this Agreement, to
         receive information reasonably required to assist the Purchaser   s
general understanding of
         the operations of the Project and to prepare on behalf of the Purchaser or any of its
         Affiliates any technical report in accordance with NI 43-101 and as otherwise required by
         Applicable Laws. The Purchaser shall be responsible for injuries to, or damages suffered by, the Purchaser and its representatives or agents while visiting the Project unless such injuries and damages are caused by the negligence or willful misconduct of a Seller Group
         Entity or its Affiliates or representatives."

         In your response please tell us if your other agreements for material properties have similar terms.
3. We note your response to comment 2. Please provide a draft of your proposed future disclosure.
      Please contact Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-3610 or Craig
Arakawa at 202-551-3650.



FirstName LastNameWilliam Heissenbuttel                        Sincerely,
Comapany NameRoyal Gold, Inc.
                                                               Division of
Corporation Finance
May 22, 2024 Page 2                                            Office of Real
Estate & Construction
FirstName LastName